FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for July 2018

On a YoY basis, passenger traffic increased 6.0% in Mexico and 5.6% in Colombia, and decreased 6.0% in Puerto Rico

Mexico City, August 6, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for July 2018 increased 3.5% when compared to July 2017. Passenger traffic rose 6.0% in Mexico and 5.6% in Colombia and declined 6.0% in San Juan.

This announcement reflects comparisons between July 1 through July 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	3,041,299	3,222,359	6.0	18,788,761	20,077,218	6.9
Domestic Traffic	1,463,157	1,600,442	9.4	8,175,757	8,982,929	9.9
International Traffic	1,578,142	1,621,917	2.8	10,613,004	11,094,289	4.5
San Juan, Puerto Rico	1,001,895	942,268	(6.0)	5,722,446	5,078,246	(11.3)
Domestic Traffic	854,692	814,884	(4.7)	5,001,635	4,529,674	(9.4)
International Traffic	147,203	127,384	(13.5)	720,811	548,572	(23.9)
Colombia	898,331	948,280	5.6	6,014,872	5,828,968	(3.1)
Domestic Traffic	771,776	805,204	4.3	5,233,195	4,928,363	(5.8)
International Traffic	126,555	143,076	13.1	781,677	900,605	15.2
Total Traffic	4,941,525	5,112,907	3.5	30,526,079	30,984,432	1.5
Domestic Traffic	3,089,625	3,220,530	4.2	18,410,587	18,440,966	0.2
International Traffic	1,851,900	1,892,377	2.2	12,115,492	12,543,466	3.5

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Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,463,157	1,600,442	9.4	8,175,757	8,982,929	9.9
CUN	Cancun	850,105	938,633	10.4	4,435,322	4,971,138	12.1
CZM	Cozumel	17,706	21,698	22.5	73,014	94,691	29.7
HUX	Huatulco	67,530	71,584	6.0	377,363	399,453	5.9
MID	Merida	170,068	203,224	19.5	1,106,371	1,257,590	13.7
MTT	Minatitlan	17,624	17,250	(2.1)	117,968	111,817	(5.2)
OAX	Oaxaca	79,812	76,689	(3.9)	432,501	477,564	10.4
TAP	Tapachula	22,974	27,844	21.2	165,366	172,903	4.6
VER	Veracruz	127,942	135,313	5.8	745,127	816,450	9.6
VSA	Villahermosa	109,396	108,207	(1.1)	722,725	681,323	(5.7)
International Traffic		1,578,142	1,621,917	2.8	10,613,004	11,094,289	4.5
CUN	Cancun	1,484,624	1,531,041	3.1	9,986,498	10,436,519	4.5
CZM	Cozumel	43,212	42,963	(0.6)	291,250	284,677	(2.3)
HUX	Huatulco	2,182	3,032	39.0	100,217	105,100	4.9
MID	Merida	22,939	22,815	(0.5)	115,628	137,313	18.8
MTT	Minatitlan	682	914	34.0	4,123	4,271	3.6
OAX	Oaxaca	10,025	10,221	2.0	42,753	57,761	35.1
TAP	Tapachula	1,478	1,523	3.0	8,589	9,818	14.3
VER	Veracruz	8,456	7,180	(15.1)	40,635	38,922	(4.2)
VSA	Villahermosa	4,544	2,228	(51.0)	23,311	19,908	(14.6)
Traffic Total Mexico		3,041,299	3,222,359	6.0	18,788,761	20,077,218	6.9
CUN	Cancun	2,334,729	2,469,674	5.8	14,421,820	15,407,657	6.8
CZM	Cozumel	60,918	64,661	6.1	364,264	379,368	4.1
HUX	Huatulco	69,712	74,616	7.0	477,580	504,553	5.6
MID	Merida	193,007	226,039	17.1	1,221,999	1,394,903	14.1
MTT	Minatitlan	18,306	18,164	(0.8)	122,091	116,088	(4.9)
OAX	Oaxaca	89,837	86,910	(3.3)	475,254	535,325	12.6
TAP	Tapachula	24,452	29,367	20.1	173,955	182,721	5.0
VER	Veracruz	136,398	142,493	4.5	785,762	855,372	8.9
VSA	Villahermosa	113,940	110,435	(3.1)	746,036	701,231	(6.0)

U.S. Passenger Traffic, San Juan Airport (LMM)
		July		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		1,001,895	942,268	(6.0)	5,722,446	5,078,246	(11.3)
Domestic Traffic		854,692	814,884	(4.7)	5,001,635	4,529,674	(9.4)
International Traffic		147,203	127,384	(13.5)	720,811	548,572	(23.9)

Colombia Passenger Traffic (Airplan)
		July		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		771,776	805,204	4.3	5,233,195	4,928,363	(5.8)
MDE	Rionegro	539,011	570,596	5.9	3,712,927	3,456,492	(6.9)
EOH	Medellin	86,638	90,562	4.5	578,179	593,188	2.6
MTR	Monteria	91,506	89,968	(1.7)	569,970	517,225	(9.3)
APO	Carepa	16,844	16,672	(1.0)	119,287	111,194	(6.8)
UIB	Quibdo	30,718	30,356	(1.2)	207,625	201,507	(2.9)
CZU	Corozal	7,059	7,050	(0.1)	45,207	48,757	7.9
International Traffic		126,555	143,076	13.1	781,677	900,605	15.2
MDE	Rionegro	126,555	143,076	13.1	781,677	900,605	15.2
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		898,331	948,280	5.6	6,014,872	5,828,968	(3.1)
MDE	Rionegro	665,566	713,672	7.2	4,494,604	4,357,097	(3.1)
EOH	Medellin	86,638	90,562	4.5	578,179	593,188	2.6
MTR	Monteria	91,506	89,968	(1.7)	569,970	517,225	(9.3)
APO	Carepa	16,844	16,672	(1.0)	119,287	111,194	(6.8)
UIB	Quibdo	30,718	30,356	(1.2)	207,625	201,507	(2.9)
CZU	Corozal	7,059	7,050	(0.1)	45,207	48,757	7.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 6, 2018